Exhibit 99.4

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Report of Independent Registered Public Accounting Firm

Target National Bank

Its Officers and Directors

As Servicer

We have examined management’s assertion in the accompanying report, Report of Management on Compliance, dated February 15, 2006, that Target National Bank (the Bank), as Servicer, complied in all material respects with the administration and servicing requirements of Article III, Article IV, and Section 8.8 of the Amended and Restated Pooling and Servicing Agreement, dated April 28, 2000, and the applicable provisions of the Series 2002-1 Supplement, dated July 2, 2002, and the Series 2005-1 Supplement, dated November 9, 2005, to the Target Credit Card Master Trust, as set forth in Exhibit A to the accompanying Report of Management on Compliance as of December 31, 2005, and for the fiscal year then ended. The Bank’s management is responsible for the Bank’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Bank’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Bank’s compliance with specified requirements.

In our opinion, management’s assertion that the Bank complied with the aforementioned requirements as of and for the year ended December 31, 2005, is fairly stated, in all material respects.

February 15, 2006

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